UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated July 12, 2017

NOTICE OF RESULTS

GRUPO SUPERVIELLE S.A.

Issuance of up to 8,032,032 New Class B Common Shares

Subscription Price AR$ 49.91 per New Class B Common Share

This is a supplementary notice to the prospectus of issuance dated June 23, 2017 (the “Prospectus”) and the notice of subscription dated June 26, 2017 (the “Notice of Subscription”), which were published in the Daily Bulletin of the BCBA (by virtue of powers delegated by BYMA); on the website of the CNV, www.cnv.gob.ar, in the section “Financial Information”; in the MAE Electronic Bulletin; and in the website of Grupo Supervielle (“Grupo Supervielle” or “Company”) (www.gruposupervielle.com.ar), in connection with the issuance by the Company of up to 8,032,032 new Class B common, book-entry shares with a face value AR$ 1 each and one vote per share and entitled to receive dividends on an equal basis with the other Class B common, book-entry shares of the Company that are outstanding at the time of issuance (the “New Shares”). All capitalized terms not defined herein shall have the meaning assigned to them in the Prospectus and/or the Notice of Subscription, as applicable.

In this regard, upon termination of the Pre-emptive Subscription Period, the results of the exercise of Pre-emptive Subscription and Accretion Rights by the Holders of Pre-emptive Rights are hereby informed:

1) Number of Shares to be Offered in Subscription to be Issued: 3,173,502.

2) Number of Shares to be Delivered to the Contributor: 4,321,208.

3) Capital increase: Considering the result of the subscription under 1) and 2) above, the capital increase of the Company amounted to AR$ 7,494,710, totaling a capital stock of AR$ 371,272,325 represented by 126,738,188 Class A common shares and 244,534,137 Class B common shares.

4) Date of Integration: July 17, 2017. In accordance with the procedures of Caja de Valores S.A. (“CVSA”), on the Date of Integration, CVSA will receive the amounts corresponding to the integration of the Shares to be Offered in Subscription in the following manners:

(a) By deposit in Argentine pesos in the following CVSA accounts (CUIT 30-55447591-0):

(i) Banco de Valores S.A., Account No. 2030/9, or electronic transfer in the same entity, by the EBANVAL system, to the CVSA account No. 300100000020309 (CBU 1980001730000000203097); or

(ii) BBVA Banco Francés S.A., Account No. 493-000634/9, or electronic transfer in favour of the CVSA account No. 4932000634900 (CBU 0170493220000000063498).

(b) By transfer of Argentine pesos via Medio Electrónico de Pagos (MEP) (Electronic Payment System) to the Argentine pesos account of CVSA No. 901 opened at the Central Bank of Argentina, clearly stating the payment concept in the reference (Subscription of GRUPO SUPERVIELLE S.A.), the code and name of the beneficiary Depositor.

(c) In the case of depositors included between No. 1 and No. 299, the corresponding amounts will be automatically debited on the Date of Integration through their respective settlement accounts in BYMA.

5) Issue Date: On the Trading Business Day following the Date of Integration, on July 18, 2017.

The default in the integration of the Shares to be Offered in Subscription will occur automatically by the mere expiration of the aforementioned terms. The default will imply the loss of the right to subscribe for the Shares to be Offered in Subscription. In such case, the offers will be considered as not made and the Company may freely dispose of the non-integrated subscribed shares.

Public Offering authorized by Resolution No. 18,767 of June 22, 2017 of the CNV. This authorization only means that the requirements regarding information have been complied with. The CNV has not given a judgment on the data contained in the Prospectus. The veracity of the accounting, financial and economic information, as well as all other information provided in the Prospectus, is the sole responsibility of the management body and, as far as they are concerned, of the surveillance body of the Company and of the auditors regarding their respective reports on the financial statements attached and other officers referred to in Sections 119 and 120 of the Capital Markets Law. Grupo Supervielle’s management body states, as a sworn statement, that the Prospectus contains, at the date of its publication, true and sufficient information on any material fact that may affect the patrimonial, economic and financial situation of Grupo Supervielle and all that information that must be known to the investors in relation to this issuance, in accordance with regulations in force.

The Class B shares of the Company that are currently outstanding, listed and traded on BYMA, with the symbol “SUPV” and in the MAE and in the form of American Depositary Shares or “ADS” are listed in the New York Stock Exchange (NYSE), with the symbol “SUPV”. In accordance with Section 32 (b) of the Capital Markets Law, the BCBA, in exercise of the activities delegated by BYMA, authorized the listing of the New Shares on June 26, 2017. Relevant authorization for the negotiation of the New Shares has been requested to MAE.

The date of this Notice of Results is July 12, 2017.

Signed by: Leandro Carletti (Sub-delegated Officer) and Jorge Oscar Ramírez (Sub-delegated Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: July 13, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer